FINAL
Baldwin Reports Financial Results for Q2 FY09
Net Income Improves Despite 20% Revenue Drop
Shelton, Conn., — February 12, 2009 — Baldwin Technology Company, Inc. (BLD: NYSE Alternext U.S.), a global leader in process automation technology for the printing industry, today reported net sales for the company’s second fiscal quarter ended Dec. 31, 2008 of $46.3 million, compared with $57.9 million in last year’s second quarter. Currency translation negatively impacted sales by $2.5 million for the quarter.
Company net income for the quarter rose to $0.5 million, or $0.03 per diluted share, an improvement over net income of $0.3 million or $0.02 per diluted share a year ago.
Net sales for the six months ended December 31, 2008 were $102.2 million, compared to $111.9 million in the comparable period last year. Currency translation increased sales by $0.6 million for the six-month period ended December 31, 2008.
Net income for the six months was $1.7 million, or $0.11 per diluted share, compared to $1.3 million, or $0.08 per diluted share in the prior year.
The order backlog at December 31, 2008 was $45.3 million, compared to a backlog of $48.2 million at the beginning of the fiscal year, and $52.3 million on September 30, 2008.
President and CEO Karl S. Puehringer said, “The global economic climate deteriorated significantly in the fourth quarter of calendar 2008. Early in the quarter, the major OEM press manufacturers reported considerable weakness in orders and sales, particularly for commercial presses. At that time, we quickly initiated reductions in our cost structure to counter the anticipated slowdown in sales to OEM manufacturers. Since the market for print has continued to deteriorate, we have stepped up our cost reduction initiatives and recorded an additional $3 million restructuring charge in January. The steps being implemented during the third fiscal quarter are aggressive and comprehensive, and the fourth quarter will reflect the full impact of the savings. As previously reported, the company expects to obtain an annualized benefit of approximately $12 million from all cost reduction initiatives.”
“Although we experienced a 20% drop in revenue in second quarter, 2009 versus second quarter, 2008, these measures position us to maintain a solid financial position in this challenging market environment and helped us produce a small increase in net income in the second quarter.”
“As we have discussed previously, our sales to OEMs are balanced with our sales to end user printers and publishers. As a result, although our results are impacted by the slowdown in OEM sales, demand for our line of consumables has been steady, sales of retrofits and upgrades of existing printing equipment have helped offset the weakness in sales in the original equipment space, and new strategic alliances are adding value to our core business. We have also realigned resources to benefit from emerging opportunities in food packaging as well as graphic arts pressroom consumables.”
“Our goals in this environment are clear. We will protect the fundamental financial health of our company through cost reductions and other steps, even as we strengthen our market position through alliances and consolidations to more efficiently utilize our facilities and assets. Ultimately, we believe that this will leave us in a stronger competitive and financial position, which should benefit our shareholders and employees.”
John Jordan, Vice President and CFO, noted, “As a result of our cost-cutting measures early in the quarter, our gross margin for the quarter improved slightly from the prior year to 31.1% from 31.0%. We also were able to decrease our operating expenses by $2.5 million compared to the second quarter of FY’08. However, this was not sufficient to offset a $3.6 million decline in gross profit due to lower sales, but income in the quarter was favorably impacted by a one-time foreign exchange gain of $0.8 million.”
“The company had a positive cash flow from operations of $2.1 million in the second quarter, compared to $6.1 million negative cash flow from operations for the second quarter of 2008. This reflects the actions we have taken to manage our working capital, decreasing trade receivables and inventory. While our long-term debt increased during the quarter we recorded a drop in current liabilities and an increase in our cash position. Our balance sheet remains strong.”
“As a result of the continued market volatility and the company’s decreased market capitalization, the company is undergoing an interim analysis of its $26.5 million goodwill carrying value as required by Statement of Financial Accounting Standards No. 142 Goodwill and Other Intangible Assets. Although the analysis is incomplete and the company is currently unable to determine whether there will be an impairment charge, the company may be required to record a non-cash goodwill impairment charge during third quarter 2009. The amount of that charge will be determined by, among other factors, the number of operating units on which goodwill is considered to be impaired.”
“Additionally, the restructuring charge to be recorded during the third quarter will cause the company’s trailing twelve month reported EBITDA to decrease to a level lower than the minimum level required by the company’s credit agreement with Bank of America as lead bank. As a result, the company has been conducting discussions with its banks to amend the credit agreement. The company fully expects to have a restructured credit agreement in place before the end of the third quarter.”
FY ‘09 Q2 Earnings and Conference Call Scheduled for Today
Baldwin will host a conference call today at 11:00 AM Eastern Standard Time (EST) to review its financial results and conduct a question-and-answer session.
To participate, call (877) 918-9236 any time after 10:55 AM EST. The number for local and international calls is (312) 470-7072. The passcode is “Baldwin Q2.” Interested parties may also listen to a webcast of the call on the company’s website, http://www.baldwintech.com.
A replay of the call will be available from one hour after the call through February 19 at 11:00 AM EST, at (800) 925-2972 or toll (203) 369-3520. The webcast will be available on the company’s website for 90 days after the call.
About Baldwin
Baldwin Technology Company, Inc. is a leading international supplier of process automation equipment for the printing and publishing industries. Baldwin offers its customers a broad range of market-leading technologies, products and systems that enhance the quality of printed products and improve the economic and environmental efficiency of printing presses. Headquartered in Shelton, Connecticut, the company has operations strategically located in the major print markets and distributes its products via a global sales and service infrastructure. Baldwin’s technology and products include cleaning systems, fluid management and ink control systems, web press protection systems and drying systems and the related consumables. For more information, visit http://www.baldwintech.com
Information for investors, including an investment profile about Baldwin is available at www.hawkassociates.com/profile/bld.cfm.
Investors may contact Julie Marshall or Frank Hawkins, Hawk Associates, at (305) 451-1888, e-mail: baldwin@hawkassociates.com. An online investor kit including press releases, current price quotes, stock charts and other valuable information for investors may be found at http://www.hawkassociates.com and http://www.americanmicrocaps.com.
CAUTIONARY STATEMENT—This release may contain statements regarding expected future order, backlog and sales rates, operating margins and profitability or other statements, which may constitute “forward-looking” information as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and actual results may differ. See Item 1A “Risk Factors” to the company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2008.

Baldwin Technology Company, Inc.
Condensed Consolidated Statements of Income
(Unaudited, in thousands, except per share data)

	Quarter ended December 31,
	2008	2007
Net sales	$46,259	$57,931
Cost of goods sold	31,886	39,963

Gross profit	14,373	17,968
Operating expenses	13,053	15,536
Restructuring	681	960

Operating income	639	1,472
Interest expense	557	794
Interest (income)	(12)	(69)
Other expense (income), net	(846)	(27)

Income before income taxes	940	774
Provision for income taxes	477	510

Net income	463	$264

Net income per share — basic and diluted	$0.03	$0.02

Weighted average shares outstanding — basic	15,332	15,486

Weighted average shares outstanding — diluted	15,408	15,866

	Six Months ended December 31,
	2008	2007

Net sales	$102,196	$111,860
Cost of goods sold	70,488	76,646

Gross profit	31,708	35,214
Operating expenses	27,897	29,630
Restructuring	681	960

Operating income	3,130	4,624
Interest expense	1,250	1,564
Interest (income)	(18)	(137)
Other expense (income), net	(1,249)	45

Income before income taxes	3,147	3,152
Provision for income taxes	1,474	1,849

Net income	1,673	1,303

Net income per share — basic and diluted	$0.11	$0.08	(1)

Weighted average shares outstanding — basic	15,307	15,461

Weighted average shares outstanding — diluted	15,435	15,869

(1)	Year to date net income per share may not sum due to rounding.

Baldwin Technology Company, Inc.
Condensed Consolidated Balance Sheets
(In thousands, unaudited)

	December 31,	June 30,
	2008	2008
Assets
Cash and equivalents	$14,034	$9,333
Trade receivables	42,996	49,565
Inventory	27,383	31,804
Prepaid expenses and other	7,890	8,513

Total current assets	92,303	99,215

Property, plant and equipment	5,384	6,159
Intangible assets	38,388	39,700
Other assets	14,608	14,584

Total assets	150,683	159,658

Liabilities
Loans payable	$4,409	$3,767
Current portion of long-term debt	3,248	3,472
Other current liabilities	47,914	60,884

Total current liabilities	55,571	68,123

Long-term debt	22,158	17,963

Other long-term liabilities	12,290	11,959

Total liabilities	90,019	98,045

Shareholders’ equity	60,664	61,613

Total liabilities and shareholders’ equity	$150,683	$159,658

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands, unaudited)

	For the six months ended December 31
	2008	2007
Net cash provided by operating activities	$19	$(7,224)

Net cash (used for) investing activities	(1,177)	(1,830)

Net cash (used) provided by financing activities	5,718	1,157

Effects of exchange rate changes	141	464

Net (decrease) increase in cash and cash equivalents	4,701	(7,433)
Cash and cash equivalents at beginning of period	9,333	16,034

Cash and cash equivalents at end of period	$14,034	$8,601

     Certain prior year items have been reclassified to conform to the current year’s presentation.